

August 10, 2011

Via Email
Christopher Howard
Executive Vice President, General Counsel and Secretary
Acadia Healthcare Company, Inc.
830 Crescent Centre Drive, Suite 610
Franklin, Tennessee 37067

> **Re:** **Acadia Healthcare Company, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 13, 2011**
> **File No. 333-175523**

Dear Mr. Howard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the current shareholders of Acadia will receive a dividend prior to the merger which will be financed by debt. Please make clear in the forepart and elsewhere in the prospectus that the company will be leveraged just prior to the merger and provide the following enhanced disclosure:

   - Please disclose under "Acadia's Financing for the Merger" on pages 3 the amount in total that Acadia expects to borrow either from the Bridge Facility or the Senior Notes and how much of that amount will be used to pay the dividend;

   - Please disclose in the first and second risk factors on page 19 the amount of the indebtedness that will being incurred to finance the payment of the dividend to Acadia shareholders prior to the merger;

   - Please expand the heading to the second risk factor on page 19 to briefly mention the partial use of the debt to be incurred to pay the dividend to the current Acadia shareholders;

- Please explain in detail under "Background of the Merger" on page 50 how and why the relative values of PHC and Acadia necessitated the payment to $90 million to the shareholders of Acadia in order to result in the desired relative ownership of the two companies;

- Please explain under "PHC's Reasons for the Merger" on page 55 how the board of PHC viewed and considered the payment of the dividend to Acadia shareholders and the resulting increased debt load of the combined companies and why they considered the merger to nevertheless be in the best interest of the shareholders of PHC; and

- Please disclose in the second paragraph under "Acadia's Financing for the Merger" on page 72 the amount of the distribution to be paid to Acadia shareholders.

Risk Factors, page 18

"The directors and executive officers of PHC have interests that differ from those of PHC stockholders." page 18

2. We note your statement that, upon the closing of the merger, all assumed PHC options granted to current PHC directors "other than Mr. Shear" will be fully vested and exercisable at any time prior to the expiration of the option term. Please revise your disclosure to explain how and why Mr. Shear's options will be treated differently than other PHC directors.

"If we do not successfully integrate the operations of Acadia and PHC and realize the expected benefits of the merger, our results of operations could be adversely affected." page 19

3. We note your statement that achieving the expected benefits of the merger will depend in part upon the retention of key personnel from both Acadia and PHC. Please revise your disclosure to name the referenced key personnel.

"Our revenues and results of operations are significantly affected by payments received from the government and third-party payers." page 20

4. Please revise your disclosure to specifically discuss the recent agreement regarding the debt ceiling rise and the changes to the Medicare reimbursement levels that may result in the second round of cuts under this agreement.

<u>"We depend heavily on key management personnel and the departure of one or more of our key executives or a significant portion of our local facility management personnel could harm our business." page 25</u>

5. We note your statement that the expertise and efforts of your senior executives and key members of your facility management personnel are critical to the success of your business. Please revise your disclosure to name the referenced "key members" of your facility management personnel.

<u>Unaudited Pro Forma Condensed Combined Financial Statements, page 35</u>

6. In the third paragraph on page 35 and throughout your filing you refer to purchase price allocations. Purchase price allocation is a construct of the purchase method under SFAS 141. Please remove reference to the allocation of purchase price throughout your filing. Under paragraphs ASC 805-20-25 all assets acquired and liabilities assumed are generally recorded at their fair values under the acquisition method.

7. In the fifth paragraph on page 35, you disclose that your pro forma information excludes adjustments associated with the fair value of assets acquired as the preliminary valuations have not been completed and there is no basis for adjusting the historical amounts. Please revise your pro forma information and footnotes to identify the significant tangible and intangible assets and liabilities likely to be recognized and provide your best estimate of their amounts and amortization periods. To the extent the amounts and periods disclosed are preliminary or provisional and subject to change, please highlight these uncertainties. See Instruction 2 to Item 11-02(b) of Regulation S-X which requires pro forma adjustments for the amortization and other adjustments associated with assets and liabilities recognized under the acquisition method.

8. Please revise your pro forma balance sheet to include adjustments for the following items as they appear to be directly attributable to your proposed transaction and factually supportable as required by Item 11-02(b)(6) of Regulation S-X:

   • The change in control payments due to various officers of PHC as disclosed on page four and elsewhere in your filing; and

   • Compensation expense associated with the accelerated vesting and fair value adjustments of management equity awards as disclosed on pages four and five and elsewhere in your filing.

9. Please revise your pro forma financial information to consistently reflect the effect of the number of common shares outstanding. In this regard, you reflect $177,000 of $0.01 par stock outstanding at March 31, 2011 yet your basic earnings per share for the three months ended March 31, 2011 indicates that 22.5 million weighted-average shares were outstanding for the quarter.

10. Please tell us how you computed the $25,673 thousand component of adjustment 18 associated with accumulated deficit. In addition, please tell us the components of the $66,105 thousand pro forma accumulated deficit at March 31, 2011.

11. In accordance with ASC 805-30-50-1a, please disclose a qualitative description of factors that make up goodwill for the PHC acquisition.

Comparative Per Share Information, page 45

12. Please explain to us why the pro forma earnings per share information for the YFCS and PHC acquisitions presented in this table do not agree with your pro forma statements of operations on pages 38 and 39.

Recommendation of Board of Directors, page 48

13. We note your disclosure that Mr. Shear did not participate in the approval of the merger by PHC's board of directors. Please revise your disclosure to indicate whether or not the board, excepting Mr. Shear, voted unanimously to approve the merger or, if not, identify the directors who voted against the transaction and briefly describe their reasons for doing so.

Background of the Merger, page 50

14. Please enhance your disclosure regarding the following matters:

- the substance of the conversations Mr. Jacobs had with "Mr. Shear from time to time over the course of the preceding several years;"

- who prompted the meeting between Mr. Jacobs and Mr. Shear in December 2010 regarding the potential employment of Mr. Jacobs and other former PSI senior executive officers by PHC;

- why Mr. Shear felt that there was a possibility that Mr. Jacobs would bring potential deals to PHC, as an employee of Acadia;

- what prompted the February 2, 2011 meeting among Mr. Jacobs, Mr. Turner, Mr. Shear and representatives of Jeffries & Co., Inc.;

- why the parties elected not to pursue the potential acquisition of an additional target, as discussed at the February 24, 2011 meeting; and

- the substance of the presentation from Jeffries & Co., Inc. at the March 28, 2011 PHC board meeting.

15. Please disclose the extent to which the board of PHC considered shopping the company

or made efforts to obtain offers for the company from other parties prior to or at the time they were negotiating the merger with Acadia. If such efforts were made, the results of such efforts and the terms of other offers should be compared to the Acadia merger agreement. If such efforts were not made, please address why PHC did not pursue or consider other opportunities. Also, please include a separate and prominent risk factor addressing this topic.

PHC's Reasons for the Merger, page 55

16. We note your statement that PHC's board of directors believes that the financial and other terms and conditions of the merger agreement were the product of "extensive arm's-length negotiations" among the parties. In light of the fact that Mr. Shear will receive a large payout if the merger is consummated as well as a position with the combined company, please explain how the negotiations were arm's length in spite of the fact that Mr. Shear was extensively involved in the process, as reflected in the "Background of the Merger" section of the prospectus.

Opinion of Stout Risius Ross, Inc., page 58

17. We note the disclosure on page 58 and in the fairness opinion of Stout Risius Ross, Inc. that the opinion does not cover the relative fairness of the consideration being received by the Class B and Class A shareholders and does not consider the distribution to be paid to current Acadia shareholders or any payments made to PHC directors, officer or employees relative to compensation paid to PHC shareholders. Please include a separate and prominent risk factor highlighting the limitations of the fairness opinion.

18. In light of the fact that the table at the bottom of page 65 shows that payments to both Acadia and PHC shareholders were considered in the fairness determination, please explain why the limitation discussed in comment 17 above regarding the payment of distributions to Acadia shareholders is appropriate.

19. Please disclose the total fee to be paid to SRR in the third paragraph on page 67.

20. Please disclose, where appropriate, that SRR has consented to use of the opinion in the document.

Accounting Treatment, page 72

21. Please revise your filing to clarify the following statement: "Reports of financial condition and results of operations of PHC issued after completion of the merger will reflect PHC's balances and results after completion of the merger but will not be restated retroactively to reflect the historical financial position or results of operations of PHC." In this regard, it is unclear why PHC would issue financial information after the merger if Acadia will be the surviving company. It is also unclear why PHC would need to retroactively restate its financial statements for its own activity.

Federal Securities Laws Consequences, page 77

22. Please revise your disclosure to name the individuals or entities that you believe will be affiliates of Acadia after the merger.

Interests of PHC's Directors and Executive Officers, page 77

23. Please revise your disclosure to discuss the compensation to be received by Messrs. Shear and Grieco for serving on Acadia's board of directors after consummation of the merger.

Regulatory Approvals, page 79

24. Please revise your disclosure to provide a brief summary of the definitions of a "Pioneer Material Adverse Effect" and an "Acadia Material Adverse Effect."

25. Please disclose whether or not it is likely that the merger will require HSR Act notification.

26. We note the following statement on page 79: "Acadia and/or PHC currently intend to obtain approvals from, file new license and/or permit applications with, and provide notice to applicable government authorities in connection with the merger." Please revise your disclosure to name the referenced "applicable government authorities."

Litigation Relating to the Merger, page 79

27. Please revise your disclosure to provide a more robust description of the allegations in the stockholder complaint, namely the alleged breaches of fiduciary duty.

Acadia Dividend, page 81

28. Please define "net proceeds" where used on page 81 rather than referencing the merger agreement.

Access to Information; Confidentiality, page 85

29. Please revise your disclosure to indicate when the confidentiality agreement between Acadia and PHC will terminate.

Section 16 Matters, page 88

30. Please revise your disclosure to provide a brief explanation of Section 16(a) Exchange Act reporting requirements and what would be exempt under Section 16b-3 of the Act.

Conditions to the Obligations of Acadia, page 91

31. We note the following statement on page 91: "PHC must have received an opinion of its special counsel, substantially in the form attached to the merger agreement." Please revise your disclosure to indicate the subject of the referenced opinion.

Acadia Management After the Merger, Page 98

32. Please revise the biographical information of Trey Carter to include the months and years during which Mr. Carter served as Regional Vice President, Behavioral Health Division of Universal Health Services.

33. Please revise the biographical information of William F. Grieco to indicate the months and years during which he served as Senior Vice President and General Counsel of American Science and Engineering, Inc. Currently, your disclosure states that he held these positions from "2008 to 2008."

Controlled Company, page 100

34. Please revise this discussion to indicate the exact percentage of voting power Waud Capital Partners will hold after consummation of the merger.

35. Please include a risk factor discussing Acadia's ability to opt out of the NASDAQ listing requirements that would otherwise require a majority of the members of the company's board to be independent and require either the establishment of a compensation and nominating and governance committee comprised entirely of independent directors or otherwise ensure that compensation is determined or recommended to the board by independent members of the board.

Committees of the Acadia Board of Directors, page 101

36. We note the following statement on page 101: "It is anticipated that the board of directors will nominate three directors to serve as members of Acadia's audit committee." Please revise your disclosure to name the three individuals to be nominated.

Compensation Discussion and Analysis, page 102

37. We note your statement on page 103 that Mr. Carter achieved all of his 2010 individual performance goals. Please revise your disclosure to describe and quantify these goals, if quantifiable, and the level of achievement of each.

38. We note the following statement on page 103: "Mr. Carter also entered into a bonus agreement with Acadia Management on January 4, 2010. This bonus agreements [sic], as more fully described in 'Acadia Interested Transactions — Affiliate Transactions,' provide for the payment of a one-time incentive cash bonus of $40,000 to Mr. Carter…"

The cross referenced section does not describe bonus agreements, but rather discusses promissory notes entered into on January 4, 2010 between Acadia Holdings and Mr. Carter, among others. Please revise your disclosure to describe the bonus agreement either on page 103 where mentioned or on page 143, as referenced.

Acadia Employment Agreements, page 104

39. Please name the compensation consultant retained by Acadia's board of directors in connection with the merger.

Executive Compensation Tables, page 110

40. We note the following statement on page 110: "The table below summarizes the total compensation earned by each of Acadia's NEOs for the fiscal year ended December 31, 2010." Please revise this statement to clarify that the table only contains information for Mr. Carter because he is the only executive officer that was employed by Acadia during 2010 that is expected to be an executive officer following the merger, as stated on page 102.

Director Compensation, page 114

41. We note the following statement on page 114: "The following table sets forth a summary of the compensation paid to Messrs. Mecklenburg and Sainer for the fiscal year ended December 31, 2010." The table does not contain information for Mr. Sainer, and Mr. Sainer is not discussed elsewhere in the filing. Please reconcile.

Mental Health Industry, page 120

42. We note your discussion in the last paragraph of this section on page 121 of the positive effects you expect healthcare reform to have on the company. Please balance this disclosure with either a discussion of the corresponding negative effects that might occur as a result of healthcare reform or with a cross-reference to relevant risk factors contained in the filing.

Federal Medical Assistance Percentages, page 124

43. Please explain how the FMAP will impact the company.

Liquidity and Capital Resources, page 131

44. Please disclose the day's sales outstanding for each period presented. Disclose the reason for significant changes from the prior period.

45. We note your mention of "customary affirmative and negative covenants under the Senior Secured Credit Facility" on page 132. Please either provide a cross reference to a more robust discussion of these covenants or provide a summary of the covenants where

mentioned on page 132. Please ensure that your disclosure discusses the terms of the arrangement that directly prohibit or could indirectly limit the company's ability to pay dividends in the future.

46. We note the second bullet point on page 132 that reads as follows: "the Senior Notes must have a maturity 181 days beyond the maturity." Please revise to more clearly describe the maturity date of the notes.

47. We note the following statement on page 134: "The Bridge Facility…will mature initially on the first anniversary of the closing of the merger, at which time (subject to satisfaction of certain conditions) the maturity of any outstanding loans thereunder will be extended automatically to the sixth anniversary of the closing of the merger…" Please revise your disclosure to describe the "certain conditions" which must be satisfied.

Revenue and Contractual Discounts, page 137

48. Please revise your disclosure to include the following:

   a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period by payor.

   b. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

49. Similar to the disclosure provide for PHC, please revise your disclosure to include the following information:

   a. Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (e.g. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification i.e. Medicare, Medicaid, Managed care and other, and Self-pay.

   b. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classifications they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Affiliate Transactions, page 143

50. We note your reference on page 143 to the following section: "Acadia Management After the Merger—Compensation Discussion and Analysis—Elements of Compensation—Equity Purchase Agreements." This section does not appear in the filing. Please revise.

PHC Operations, page 145

51. We note your statement at the top of page 146 that Highland Ridge is "recognized nationally for its excellence in treating substance abuse disorders." Please revise your disclosure to state who has recognized Highland Ridge in this capacity.

General Psychiatric Facilities, page 147

52. Please provide a more robust description of PHC's affiliation with Seven Hills Hospital and Seven Hills Psych Center, LLC.

Quality Assurance and Utilization Review, page 152

53. We note the following statement on page 153: "PHC's outpatient facilities comply with the standards of National Commission on Quality Assurance…although the facilities are not NCOA certified." Please indicate whether or not the facilities are required to be NCOA certified.

Legal Proceedings, page 157

54. Please clarify, if true, that PHC is not currently a party to any proceeds that individually nor in the aggregate would have a material adverse effect on its financial condition or results of operations. To the extent that the putative stockholder class action lawsuit precludes you from making the disclosure requested in the previous sentence, please revise your disclosure on page F-75 and elsewhere to clarify why you have not recorded a contingent liability or disclosed an estimate of the possible loss or range of loss. A statement that you deem the lawsuits without merit and intend to defend them vigorously does not alleviate your obligation to assess whether a liability should be recorded under ASC 450-20-25 or to provide the disclosures required by ASC 450-20-50-1 through 50-4.

Revenue recognition and accounts receivable, page 158

55. Please revise your disclosure to include the following:

   a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period by payor.

      b.   Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

Financing in connection with MeadowWood Acquisition, page 168

56. Please file as an exhibit the Credit Agreement among MeadowWood, PHC and its subsidiaries, and Jefferies Finance LLC.

PHC Interested Transactions, page 171

57. Please revise your disclosure to explain the purpose of the $275,000 borrowed by PHC from Bruce Shear's brothers, Eric and Stephen Shear, during the March 31, 2009 quarter.

Requirements for Amendments to Acadia's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 176

58. We note the following statement on page 176: "Acadia's amended and restated certificate of incorporation will provide that Acadia reserves the right to amend, alter, change or repeal any provision contained therein, in the manner now or hereafter prescribed therein and by the laws of the State of Delaware." This statement is vague. Please revise your disclosure to explain what the articles and Delaware law prescribe regarding the amendment, alteration, change or repeal of any provision of the company's certificate of incorporation.

Comparison of Stockholders Rights, page 182

59. Please ensure that the description of Acadia stockholder rights in this section describes the rights as they will exist post-merger. For instance, the description of special meeting rights on page 186 appears to contradict the description on page 175. Page 175 states that special meetings of stockholders may only be called upon resolution approved by a majority of the Acadia board of directors then in office. However, page 186 states that special meetings may be called under the bylaws by the president on his own behalf or at the request of a majority of the board or the holders of 10% or more of the then issued and outstanding shares of capital stock entitled to vote.

Financial Statements

60. Please update your financial statements as required by Item 3-12 of Regulation S-X.

Acadia Healthcare Company, LLC Consolidated Financial Statements
Quarterly Period Ended March 31, 2011
Consolidated Balance Sheets, page F-3

61. Please revise your presentation to include a pro forma balance sheet reflecting only the

accrual of your anticipated $74.4 million dividend as disclosed in adjustment (20) to your pro forma financial statements on page 42. Please see SAB Topic 1:B.3.

Note 13. Commitments and Contingencies, page F-10

62. Please clarify if true, that you are not currently a party to any proceeding that would individually or in the aggregate have a material adverse effect on its financial condition or results of operations.

Note 14. Subsequent Events, page F-11

63. Please revise your disclosure to clarify why $6,146,000 of share based compensation was recognized on April 1, 2011 in connection with the YFCS merger. Please disclose how this amount was determined. Separately reference for us the authoritative literature you relied upon to support your accounting.

Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-20

64. Please disclose the amount of charity care for each period presented and discuss management's assessment of the impact of the adoption of ASU 2011-07 on your future financial statements.

Note 3. Acquisitions
2011 Acquisition, page F-25

65. Please revise your disclosure to include the preliminary fair value of individual assets acquired and liabilities assumed for your acquisition of Youth and Family Centered Services.

66. The goodwill balance of $154.5 million represents approximately 87% of the total consideration of $178.2 million paid for YFCS. In accordance with ASC 805-30-50-1a, please disclose a qualitative description of factors that make up goodwill. Tell us if you consider whether any intangible assets existed that were not previously recorded in YFCS's financial statements. In addition, disclose the amount of goodwill expected to be deductible for tax purposes.

Note 13. Income Taxes, page F-31

67. Please revise your disclosure to discuss what the "other" line item represents in the effective tax rate reconciliation and what has caused the fluctuation in the periods presented.

Youth and Family Centered Services, Inc and Subsidiaries
Fiscal Year Ended December 31, 2010
Note 1. Summary of Significant Accounting Policies
Accounts Receivable and Allowance for Doubtful Accounts, page F-49

68. Please revise your disclosure to include the following information:

   a. Disclose in a comparative tabular format, the payor mix concentrations and related
      aging of accounts receivable. The aging schedule may be based on management's
      own reporting criteria (e.g. unbilled, less than 30 days, 30 to 60 days etc.) or some
      other reasonable presentation. At a minimum, the disclosure should indicate the past
      due amounts and a breakdown by payor classification i.e. Medicare, Medicaid,
      Managed care and other, and Self-pay.

   b. If you have amounts that are pending approval from third party payors (i.e. Medicaid
      Pending), please disclose the balances of such amounts, where they have been
      classified in your aging buckets, and what payor classifications they have been
      grouped with. If amounts are classified outside of self-pay, tell us why this
      classification is appropriate, and disclose the historical percentage of amounts that get
      reclassified into self-pay.

Note 6. Stock Based Compensation, page F-56

69. For the warrants and stock options issued, please tell us and disclose how you determined
    the fair value of the underlying common stock at the time of issuance.

PHC, Inc.
Recent accounting pronouncements, page F-87

70. Please disclose the issuance of ASU 2011-07 and discuss management's assessment of
    the impact that the adoption will have on your Consolidated Financial Statements.

Annex C—Opinion of Stout Risius Ross, Inc.

71. The staff notes the limitation on reliance by shareholders in the fairness opinion provided
    by Stout Risius Ross, Inc., as noted on page C-3. Because it is inconsistent with the
    disclosures relating to the opinion, the limitation should be deleted. Alternatively, please
    disclose the basis for SRR's belief that shareholders cannot rely upon the opinion to
    support any claims against SRR arising under applicable state law (e.g., the inclusion of
    an express disclaimer in SRR's engagement letter with the Company). Please describe
    any applicable state-law authority regarding the availability of such a potential defense.
    In the absence of applicable state-law authority, please disclose that the availability of
    such a defense will be resolved by a court of competent jurisdiction. Also disclose that
    resolution of the question of the availability of such a defense will have no effect on the
    rights and responsibilities of the board of directors under applicable state law. Please

further disclose that the availability of such a state-law defense to SRR would have no effect on the rights and responsibilities of either SRR or the board of directors under the federal securities laws.

Item 21. Exhibits and Financial Statement Schedules, page II-2

72. We note that you have omitted Exhibits A through H to the Agreement and Plan of Merger. Please revise your list of exhibits to include a statement by which the company agrees to supplementally provide copies of these exhibits to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

73. Please file as exhibits the amendments to Acadia's CEO and CFO employment agreements, as referenced on pages F-43 and F-64 of the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: R. Henry Kleeman (Kirkland & Ellis LLP)